UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 16)*


                            China Enterprises Limited
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    G2109M100
                                 (CUSIP Number)


                                December 31, 2006
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                          [x]    Rule 13d-1(b)
                                          [ ]    Rule 13d-1(c)
                                          [ ]    Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G2109M100                   13G                      Page 2 of 6 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Peconic Partners LLC
   13-3942422

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]

                                                (b) [ ]
3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   New York

                    5  SOLE VOTING POWER
    NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          446,375 shares
     PERSON
      WITH          7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       446,375 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         446,375 shares


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                 [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    4.95%

12  TYPE OF REPORTING PERSON

    IA, OO

CUSIP NO. G2109M100                   13G                      Page 3 of 6 pages

1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Peconic Partners International Fund, Ltd.
   None

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [ ]

                                                (b) [ ]

3  SEC USE ONLY

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Bermuda

                    5  SOLE VOTING POWER
    NUMBER OF
     SHARES            None
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          56,900 shares
     PERSON
      WITH          7  SOLE DISPOSITIVE POWER

                       None

                    8  SHARED DISPOSITIVE POWER

                       56,900 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         56,900 shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
                                                    [ ]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    0.63%

12  TYPE OF REPORTING PERSON

    CO

CUSIP NO. G2109M100                   13G                      Page 4 of 6 pages

Item 1(a) NAME OF ISSUER:

         China Enterprises Limited

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         8/F Paul Y. Centre
         51 Hung To Road
         Kwun Tong, Kowloon
         Hong Kong

Item 2(a) NAME OF PERSON FILING:

         See Item 1 of the cover pages attached hereto

Item 2(b) Address of Principal Business Office, or if none, residence:

         350 Park Avenue - 30th Floor
         New York, New York  10022

Item 2(c) CITIZENSHIP:

         See Item 4 of the cover pages attached hereto

Item 2(d) TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 par value

Item 2(e) CUSIP NUMBER:

         G2109M100

Item 3 Peconic Partners LLC (f/k/a FLA Advisers L.L.C.), a New York limited liability company, is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 (the "Act"). William F. Harnisch, is the President and CEO of Peconic Partners LLC. Peconic Partners International Fund, Ltd. is a Bermuda company. Peconic Partners LLC (f/k/a FLA Advisers L.L.C.) is investment adviser to Peconic International Fund, Ltd. (f/k/a FLA International Fund, Ltd.

CUSIP NO. G2109M100                   13G                      Page 5 of 6 pages

Item 4   OWNERSHIP:

         (a) Amount beneficially owned:
             See Item 9 of the cover pages attached hereto

         (b) Percent of Class:
             See Item 11 of the cover pages attached hereto

         (c) See Items 5 through 8 of the cover pages attached hereto

Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable

Item 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Various clients of the reporting persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of China Enterprises Limited. No one client's interest in the Common Stock of China Enterprises Limited is more than five percent of the total outstanding Common Stock, other than Peconic Partners International Fund, Ltd., a Bermuda company and client of Peconic Partners LLC which holds a 0.63% interest in the Common Stock of the issuer.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

Item 9   NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable

Item 10  CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G2109M100                   13G                      Page 6 of 6 pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007

                                                     PECONIC PARTNERS LLC

                                                     By: /s/ Joseph Sullivan
                                                     Chief Operating Officer



                                                     PECONIC PARTNERS
                                                     INTERNATIONAL FUND, LTD
                                                     f/k/a FLA International
                                                     Fund, Ltd.


                                                     By: /s/ Joseph Sullivan
                                                     Chief Operating Officer